EXHIBIT 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pretax income (loss) before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees, plus fixed charges (excluding capitalized interest), plus distributed income of equity investees. “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and an estimate of the interest within rental expense. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

	Year ended December 31,
	2008	2007	2006	2005	2004
	(Dollars in thousands)
EARNINGS:
Income (loss) before income taxes	$(494,998)	$524,694	$605,275	$227,587	$125,693
Less capitalized interest	(42,125)	(31,790)	(10,609)	(2,025)	(243)
Deduct (income) loss of equity investees	(31,971)	(19,698)	(18,130)	(13,459)	(7,927)

Add distributed income of equity investees	36,914	31,121	16,250	10,608	7,500
Add fixed charges	141,553	114,895	55,291	18,150	8,450

	$(390,627)	$619,222	$648,077	$240,861	$133,473

FIXED CHARGES:
Interest expense, net of capitalized amounts	$87,045	$68,607	$41,304	$12,945	$6,039
Capitalized interest	42,125	31,790	10,609	2,025	243
Interest portion of rent expense	12,383	14,498	3,378	3,180	2,168

Total fixed charges	$141,553	$114,895	$55,291	$18,150	$8,450

RATIO OF EARNINGS TO FIXED CHARGES	– (a)	5.4	11.7	13.3	15.8

(a)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $532.2 million.